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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  February 1, 2001
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                                                    hours per response .... 1.0
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(l) of the Investment Company
    Instruction 7(b).                           Act of 1940

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Heimeyer      Stephanie             K.          Halsey Drug Co., Inc.       Symbol: HDG       Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  c/o Halsey Drug Co., Inc.                       Number of Reporting        Month/Year          X  Officer (give    Other (Specify
  695 N. Perryville Rd. Bldg. 2                   Person (Voluntary)            1/00            ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
                                                                             Date of Original          Vice President - Sales
  Rockford,      Illinois           61107                                    (Month/Year)              ------------------------
---------------------------------------------
 (City)           (State)           (Zip)
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                       1/1/00   A*             233     A*        $1.3281                              D
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                                                                                                634               D
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Report on a separate line for each class of securities beneficially owned directly or indirectly. (over)
SFC 1474 (3/91)                                                                                            (Print or Type Responses)
* See footnote 2 on Table II

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FORM 4 (CONTINUED)
 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares

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5% Convertible Senior                                                                             Common
Secured Debentures           $1,404      3/10/98       A       (1)            3/10/98  3/15/03    Stock       14,245
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                                                                                                 Common
Warrants                     $1,404      3/10/98       A       (1)            3/10/98  3/15/05    Stock        2,020
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                                                                                                 Common
Warrants                     $2,279      3/10/98       A       (1)            3/10/98  3/15/05    Stock        2,020
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5% Convertible Senior                                                                             Common
Secured Debentures           $1,404      6/12/98       A4      (2)            6/12/98  3/15/03    Stock        3,424
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                                                                                                 Common
Warrants                     $1,404      6/12/98       A4      (2)            6/12/98  3/15/05    Stock          485
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                                                                                                 Common
Warrants                     $2,279      6/12/98       A4      (2)            6/12/98  3/15/05    Stock          485
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Non-qualified Stock                                                                              Common
Options                      $2,375      2/19/98       A4                        (3)   2/19/08    Stock       40,000
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
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                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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5% Convertible Senior
Secured Debentures                 14,245                     D
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Warrants                            2,020                     D
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Warrants                            2,020                     D
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5% Convertible Senior
Secured Debentures                  3,424                     D
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Warrants                              485                     D
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Warrants                              485                     D
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Non-qualified Stock
Options                            40,000                     D
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Explanation of Responses:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase
    Warrants (2,020 shares of which are presently exercisable at $1,404 per share and 2,020 shares of which are presently exercisable at $2,279 per share).

(2) Acquired pursuant to an option exercise in June 1998, consisting of: (1) a Convertible Debenture, convertible at any time, (ii) Warrants to purchase share of common stock (485 shares of which are presently exercisable at $1,404 per share and 485 shares of which are presently exercisable at $2,279 per share); and (iii) certain interest payments payable quarterly which are paid in the form of share of common stock of the Issuer (See Table 1).

(3) Options vest quarterly, with 10,000 options vesting every quarter effective
    May 1, 1999.

                     By:  /s/ Stephanie K. Heitmeyer                       February 9, 2000
                          -------------------------------                  ---------------
                          Stephanie K. Heitmeyer                                  Date
                          ** Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.

Note: File three copies of this Form, one of which must be manually signed.
      If spaced provided is insufficient, see Instruction 6 for procedure.